Filed by CastlePoint Holdings, Ltd.

   Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange of 1934, as amended.

                                     Subject Company: CastlePoint Holdings, Ltd.
                                                (Commission File No.: 001-33374)


The following letter was delivered to Leon Cooperman on August 20, 2008:


                                                         August 20, 2008


Mr. Leon Cooperman
Chairman & Chief Executive Officer
Omega Advisors, Inc.
88 Pine Street, 31st Floor
New York, NY 10005

Dear Mr. Cooperman:

               On behalf of the Special Committee of the Board of Directors of CastlePoint we acknowledge your letter of August 7, 2008 to Michael Lee and wish to respond regarding your current position on the proposed acquisition of CastlePoint by Tower Group and your request to see the analysis done to support the transaction.

               The Special Committee reviewed carefully and extensively the terms of the proposed Tower transaction as well as the standalone prospects of CastlePoint. On the basis of our review, we concluded that the proposed transaction is fair to and in the best interests of CastlePoint. As I am certain you are aware, there are a number of federal securities laws provisions which restrict our ability to share with you at this time the financial analysis that we reviewed in the course of our deliberations. We will, however, provide this information to all CastlePoint members in connection with the special general meeting of members that will be held to consider the transaction.

               CastlePoint and Tower Group intend to file a joint proxy statement/prospectus in connection with the transaction within the next few weeks. We are confident that document will contain the information you are requesting, and we would ask for your patience and understanding while that document is prepared.

               Your letter indicated that you are positively disposed towards Tower Group and that, besides your concern regarding price, are otherwise positively disposed towards the transaction. Our Board of Directors and Special Committee believe that this is an important opportunity for CastlePoint, and we believe your questions will be answered once the definitive joint proxy statement/prospectus has been filed with the Securities and Exchange Commission.

                                                 Sincerely,

                                                 /s/ Jan R. Van Gorder
                                                 ---------------------
                                                 Jan R. Van Gorder

                                                 Chairman of the Special
                                                 Committee of the Board of
                                                 Directors of CastlePoint
                                                 Holdings, Ltd.


Cautionary Note Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This press release or any other written or oral statements made by or on behalf of CastlePoint and Tower Group, Inc. ("Tower") may include forward-looking statements that reflect CastlePoint's and Tower's current views with respect to future events and financial performance. All statements other than statements of historical fact included in this press release are forward-looking statements. Forward-looking statements can generally be identified by the use of forward-looking terminology such as "may," "will," "plan," "expect," "project," "intend," "estimate," "anticipate," "believe" or "continue" or their negative or variations or similar terminology. All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause the actual results of CastlePoint, Tower, and the combined company to differ materially from those indicated in these statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain governmental approvals or rulings on or regarding the transaction on the proposed terms and schedule; the failure of the shareholders of CastlePoint or the stockholders of Tower to approve the amalgamation; the failure to satisfy the closing conditions to the transaction; the risk that the businesses will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; the risk that the revenue opportunities, cost savings and other anticipated synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the amalgamation making it difficult to maintain relationships with customers, employees, brokers and managing general agents(1); the risk that the U.S. or Bermuda tax authorities may view the tax treatment of merger and/or the other transactions contemplated by the merger agreement differently from CastlePoint and Tower's tax advisors; costs relating to the transaction; ineffectiveness or obsolescence of the business strategy due to changes in current or future market conditions; increased competition on the basis of pricing, capacity, coverage terms or other factors; greater frequency or severity of claims and loss activity, including as a result of natural or man-made catastrophic events, than the underwriting, reserving or investment practices of CastlePoint or Tower anticipate based on historical experience or industry data; the ability to obtain necessary governmental licenses; the ability to hire and retain executive officers and other key personnel; the effects of acts of terrorism or war; developments in the world's financial and capital markets that adversely affect the performance of CastlePoint and Tower 's investments; changes in regulations or laws applicable to CastlePoint, Tower and their respective subsidiaries, brokers or customers, including tax laws in Bermuda and the United States; acceptance of products and services, including new products and services; changes in the availability, cost or quality of reinsurance and failure of CastlePoint's or Tower's reinsurers to pay claims timely or at all; decreased demand for CastlePoint or Tower's insurance or reinsurance products; the effects of mergers, acquisitions and divestitures in the insurance and reinsurance sectors; changes in rating agency policies or practices; changes in legal theories of liability under CastlePoint and Tower's insurance policies or the policies that it reinsures; changes in accounting policies or practices; and changes in general economic conditions, including inflation and other factors. Forward-looking statements speak only as of the date on which they are made, and neither CastlePoint nor Tower undertake any obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Additional Important Information About the Proposed Transaction and Where to Find It:

This communication is being made in connection with the proposed business combination involving CastlePoint and Tower. In connection with the proposed transaction, CastlePoint and Tower will file a joint proxy statement/prospectus with the Securities and Exchange Commission ("SEC"). INVESTORS AND SECURITY HOLDERS OF CASTLEPOINT AND TOWER ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain copies of the joint proxy statement/prospectus and any other relevant documents filed with the SEC by CastlePoint and Tower, free of charge, through the website maintained by the SEC at www.sec.gov. In addition, copies of the definitive proxy statement/prospectus and any other relevant documents filed with the SEC by CastlePoint may be obtained, free of charge, from CastlePoint by directing a request to:

CastlePoint Holdings, Ltd.,

Victoria Hall

11 Victoria Street

Hamilton HM 11 Bermuda

Joel Weiner, Senior Vice President and

Chief Financial Officer

441-294-6400, info@CastlePoint.bm

This communication shall not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation:

CastlePoint, Tower and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding CastlePoint's directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2007, which was filed with the SEC on March 31, 2008, and its proxy statement for its 2008 annual meeting of shareholders, which was filed with the SEC on April 29, 2008. Information regarding Tower's directors and executive officers is available in Tower's Annual Report on Form 10-K for the year ended December 31, 2007, which was filed with the SEC on March 14, 2008, and its proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on April 11, 2008. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and any other relevant materials to be filed with the SEC when they become available.